

June 16, 2011

Via U.S. Mail and facsimile to (206) 260-0111

Frik Meyer
President
Advanced Cloud Storage, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Advanced Cloud Storage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-173537**

Dear Mr. Meyer:

We have reviewed your amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus, page 3

1. We note your response to comment three in our letter dated May 12, 2011 and we reissue it in part. Please also state on the outside front cover page of the prospectus that you have not started operations or generated revenue.

Risk Factors, page 8

There is no established market…, page 10

2. Please further revise the third sentence of this risk factor to explain the potential risks to your company if your stock is not followed by securities analysts. If, for example, this may result in your stock being less visible in the market, potentially leading to increased illiquidity and a decreased stock price, please revise accordingly.

Description of Business, page 22

The Market Opportunity, page 25

3. In the second paragraph on page 26, you quote an IDC study as saying that "the cloud storage market will reach $3 billion." While the remainder of this paragraph appears to be correctly attributed to the IDC study, the initial phrase that "the cloud storage market will reach $3 billion" does not appear to be correctly attributed to the IDC study. Please revise accordingly.

Certain Relationships and Related Transactions, page 44

4. Please revise to indicate whether the loan from Mr. Meyer to you was evidenced in writing and, if it was, to file the agreement as an exhibit.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322, or James A. Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director